UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Autodesk, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

052769106
(CUSIP Number)

Michael D. Adamski Sachem Head Capital Management LP 399 Park Avenue, 32nd Floor New York, New York 10022 212-714-3300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 052769106	SCHEDULE 13D	Page 2 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sachem Head Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,890,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,890,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,890,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 052769106	SCHEDULE 13D	Page 3 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Uncas GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,890,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,890,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,890,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 052769106	SCHEDULE 13D	Page 4 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sachem Head GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,175,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,175,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,175,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 052769106	SCHEDULE 13D	Page 5 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Scott D. Ferguson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,890,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,890,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,890,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 052769106	SCHEDULE 13D	Page 6 of 9

This statement constitutes Amendment No. 3 ("Amendment No. 3") to the Schedule 13D relating to the common stock, par value $0.01 per share (the "Common Stock"), of Autodesk, Inc. (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on November 4, 2015 (the "Initial Schedule 13D"), as amended by Amendment No. 1 filed with the Securities Exchange Commission on November 16, 2015 ("Amendment No. 1"), and amended by Amendment No. 2 filed with the Securities Exchange Commission on December 1, 2015 ("Amendment No. 2"), on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.
Item 1.	Security and Issuer
No material change.
Item 2.	Identity and Background
No material change.
Item 3.	Source and Amount of Funds or Other Consideration
No material change.
Item 4.	Purpose of Transaction
  Item 4 is hereby amended to add the following:

  "On March 10, 2016, the Issuer entered into an agreement (the "Settlement Agreement") with certain Reporting Persons (collectively, "Sachem Head") pertaining to the election of directors to the Issuer’s Board of Directors (the "Board").  Pursuant to the Settlement Agreement, the Issuer increased the size of the Board from 10 to 13 directors and appointed Mr. Scott Ferguson, Mr. Rick Hill and Mr. Jeff Clarke to the Board.

  Under the terms of the Settlement Agreement, until the expiration of certain standstill restrictions, Sachem Head agreed to vote all its Shares for each of the Issuer’s nominees recommended by the Board, against any nominees for director not recommended by the Board and against any proposals to remove any director.  Sachem Head also agreed to customary standstill restrictions, which are subject to certain exceptions.

  The standstill restrictions will terminate on the later of (x) September 30, 2016, and (y) the earlier of (i) the first  date on which both (A) Scott Ferguson (or his replacement) is no longer serving on the Board (other than as a result of certain minimum ownership obligations not being satisfied) and (B) Sachem Head has delivered to the Issuer a written notice of Sachem Head’s permanent election not to further exercise Sachem Head’s right to designate a successor for Scott Ferguson; and (ii) 30 days prior to the last date pursuant to which stockholder nominations for director elections are permitted with respect to the 2018 Annual Meeting of stockholders.

  A copy of the Settlement Agreement and a joint press release regarding the Settlement Agreement (the "Press Release") issued on March 11, 2016, are attached hereto as Exhibits 99.4 and 99.5, respectively, and incorporated by reference herein.  The foregoing descriptions of the Settlement Agreement and the Press Release are qualified in their entirety by reference to the full text of the Settlement Agreement and the Press Release, respectively.

  In addition, on March 10, 2016, in accordance with Section 6(A) of the E/S Agreement (previously filed as Exhibit 99.3 to Amendment No. 1 to the Schedule 13D), Sachem Head and Eminence Capital LP, on behalf of the group, mutually agreed to terminate the E/S Agreement (the "Termination Agreement") and dissolve the group that was previously formed under the Exchange Act.  Effective as of execution of the Termination Agreement, the Reporting Persons and the Eminence Persons shall no longer be deemed to be a "group" for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) promulgated thereunder.  All further filings with respect to transactions in the securities of the Issuer will be filed, if required, separately by the Eminence Persons and the Reporting Persons.  The Termination Agreement is attached as Exhibit 99.6 hereto and is incorporated by reference herein."

Item 5.	Interest in Securities of the Issuer
Items 5(a) and 5(b) are hereby restated in their entirety to read as follows:
(a), (b) Sachem Head, SH Management and Scott D. Ferguson may be deemed to beneficially own 12,890,000 shares of Common Stock (the "Subject Shares"). The Subject Shares represent approximately 5.7% of the outstanding shares of Common Stock based on 225,323,165 shares of Common Stock outstanding as of November 30, 2015 as reported in the Issuer's Quarterly Report on Form 10-Q filed on December 9, 2015.

Sachem Head, as the investment adviser to the Sachem Head Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Sachem Head, SH Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of SH and SHM, Sachem Head GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) 7,175,000 of the Subject Shares, or 3.2% of the outstanding shares of Common Stock. By virtue of Scott D. Ferguson's position as the managing partner of Sachem Head and the managing member of SH Management and Sachem Head GP, Scott D. Ferguson may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, Scott D. Ferguson may be deemed to be the beneficial owner of the Subject Shares.

CUSIP No. 052769106	SCHEDULE 13D	Page 7 of 9

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
      Item 6 is hereby amended to add the following:
See Item 4 for information regarding the Settlement Agreement and the termination of the E/S Agreement.
Item 7.	Material to be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit 99.4	Agreement with Autodesk, Inc.
Exhibit 99.5	Joint Press Release
Exhibit 99.6	Termination of E/S Agreement

CUSIP No. 052769106	SCHEDULE 13D	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: March 11, 2016
SACHEM HEAD CAPITAL MANAGEMENT LP By: Uncas GP, LLC, its General Partner

By	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

UNCAS GP LLC

By	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

SACHEM HEAD GP LLC

By	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

/s/ Scott D. Ferguson
Scott D. Ferguson

CUSIP No. 052769106	SCHEDULE 13D	Page 9 of 9

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
Exhibit 99.1*	Joint Filing Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.
Exhibit 99.2*	Trading data.
Exhibit 99.3*	Agreement, dated as of November 13, 2015, by and between Eminence Capital, LP and Sachem Head Capital Management LP.
Exhibit 99.4	Agreement with Autodesk, Inc.
Exhibit 99.5	Joint Press Release
Exhibit 99.6	Termination of E/S Agreement

*Previously filed.